Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
CVR Energy, Inc.:
We consent to the use of our report included herein and to the reference to our firm under the headings “Summary Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” and “Experts” in the prospectus.
Our report dated March 19, 2007, except for note 1 which is as of October 16, 2007 contains an explanatory paragraph that states that as discussed in note 1 to the consolidated financial statements, effective March 3, 2004, the Immediate Predecessor acquired the net assets of the Original Predecessor in a business combination accounted for as a purchase, and effective June 24, 2005, the Successor acquired the net assets of the Immediate Predecessor in a business combination accounted for as a purchase. As a result of these acquisitions, the consolidated financial statements for the period after the acquisition are presented on a different cost basis than that for the periods before the acquisitions and, therefore, are not comparable. Our report dated March 19, 2007, except for note 1 which is as of October 16, 2007 also contains an emphasis paragraph that states that as discussed in note 3 to the consolidated financial statements, Farmland Industries, Inc. allocated certain general corporate expense and interest expense to the Predecessor for the 62-day period ended March 2, 2004. The allocation of these costs is not necessarily indicative of the costs that would have been incurred if the Company had operated as a stand-alone entity.
/s/ KPMG LLP
Kansas City, Missouri
October 16, 2007